ARC LOGISTICS PARTNERS LP

725 Fifth Avenue, 19th Floor

New York, NY 10022

Via EDGAR

November 1, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arc Logistics Partners LP

Registration Statement on Form S-1 (as amended)

File No. 333-191534

Dear Mr. Schwall:

On behalf of Arc Logistics Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m. eastern time on November 5, 2013, or as soon thereafter as practicable. The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 993-1290 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 with any questions regarding this matter.

[Signature page follows]

Very truly yours,

Arc Logistics Partners LP

By:	Arc Logistics GP LLC, its general partner

By:	/s/ Bradley K. Oswald
Bradley K. Oswald
Vice President, Chief Financial Officer and Treasurer

cc:	Brad Skinner (Securities and Exchange Commission)

Paul Monsour (Securities and Exchange Commission)

Brenda Lenahan (Vinson & Elkins L.L.P.)

Michael Swidler (Vinson & Elkins L.L.P.)